                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                            For the month of May 2005

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]               Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]                No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                             (Registrant)

Date: May 3, 2005               By /s/ JAIME ALBERTO VELASQUEZ B.
                                   ------------------------------------
                                       Name: Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                        [CIB LISTED NYSE LOGO]

                         CONSOLIDATED FINANCIAL RESULTS
                      FOR THE QUARTER ENDED MARCH 31, 2005

Table of Contents

      1. HIGHLIGHTS

      2. CONSOLIDATED BALANCE SHEET

      3. INCOME STATEMENT

      4. SUBSIDIARIES

MAY 3, 2005. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended March 31, 2005.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT

                                                         QUARTER             GROWTH
                                                 -----------------------   -----------
            (Ps millions)                          4Q 04        1Q 05      1Q 05/4Q 04
------------------------------------------       ----------   ----------   -----------
ASSETS
Loans and financial leases, net                   9,600,861   10,159,139       5.81%
Investment securities, net                        5,250,211    5,313,772       1.21%
Other assets                                      2,628,057    2,745,231       4.46%
                                                 ----------   ----------    -------
TOTAL ASSETS                                     17,479,129   18,218,142       4.23%
                                                 ----------   ----------    -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                         11,862,116   12,111,704       2.10%
Other liabilities                                 3,526,290    4,123,444      16.93%
TOTAL LIABILITIES                                15,388,406   16,235,148       5.50%
Shareholders' equity                              2,090,723    1,982,994      -5.15%
                                                 ----------   ----------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       17,479,129   18,218,142       4.23%
                                                 ----------   ----------    -------
Interest income                                     478,069      464,374      -2.86%
Interest expense                                    164,636      169,808       3.14%
NET INTEREST INCOME                                 313,433      294,566      -6.02%
Net provisions                                        4,201      (26,131)   -722.02%
Other operating income                              152,872      175,494      14.80%
Other operating expense                            (254,294)    (253,465)     -0.33%
Non-operating income, net                              (892)         944     205.83%
Income tax expense                                  (64,564)     (63,684)     -1.36%
                                                 ----------   ----------    -------
NET INCOME                                          150,756      127,724     -15.28%
                                                 ----------   ----------    -------

-----------------------------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (including the results of its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: March 31, 2005 Ps 2,363.23 = US$ 1 Average exchange rate March 2005 Ps 2,352.39 = US$ 1

 CONTACTS

 JAIME A. VELASQUEZ      MAURICIO BOTERO        FAX: (574) 2317208
 FINANCIAL VP            IR MANAGER             WWW.BANCOLOMBIA.COM
 TEL.: (574) 5108666     TEL.: (574) 5108866    INVESTORRELATIONS@BANCOLOMBIA.CO

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

1.    HIGHLIGHTS:

   - Net income amounted to Ps 127.7 billion, or US$ 0.375 per ADS, during the quarter ended March 31, 2005 as compared to a net income of Ps 150.8 billion, or US$ 0.438 per ADS, for the quarter ended December 31, 2004 and Ps 124.0 billion, or US$ 0.321 per ADS, during the first quarter of 2004.

   - As of March 31, 2004 BANCOLOMBIA's net loans totaled Ps 10,159 billion, increasing 5.8% as compared to Ps 9,601 billion in the previous quarter. On a year over year basis, this represents an increase of 27.8% from Ps 7,949 billion, well above our expectations. On the other hand, investment debt securities amounted to Ps 5,024 billion, increasing 2.1% over the quarter and 2.3% over the year.

   - During the first quarter of 2005, interest on loans amounted to Ps 315.6 billion, an increase of 4.1% as compared to the previous quarter and 22.5% on a year over year basis.

   - Interest on investment securities dropped 21.8% compared to the previous quarter and 34.5%, compared to the first quarter of 2004, due to the decrease in Colombian bond prices during March, which resulted in decreases in income of Ps 31.0 billion compared to the previous quarter and Ps 58.6 billion compared to the first quarter of 2004.

   - Total net fees and income from services were up 5.0% over the quarter, reaching a total of Ps 112.9 billion, which represents an increase of 14.3% compared to the first quarter of 2004.

   - BANCOLOMBIA's ratio of past due loans to total loans at March 31, 2005 was 1.66% and the ratio of allowances for past due loans was 255%.

                                                QUARTERS
    STOCK INDICATORS               1Q 04          4Q 04           1Q 05
------------------------        -----------    -----------     -----------
Net Income (Ps millions)            124,048        150,756         127,724
USD Earnings per ADS                  0.321          0.438           0.375
ROAA                                   3.52%          3.78%           3.07%
ROAE                                  31.88%         33.50%          26.85%
P/BV ADS (1)                           1.73           2.33            2.30
P/BV Local (2)(3)                      1.84           2.21            2.36
P/E (4)                                6.16           7.78            9.07
Shares Outstanding              576,695,395    576,695,395     576,695,395

(1) Defined as ADS price divided by ADS book value.

(2) Defined as Share price divided by share book value.

(3) Share prices on the Colombian Stock Exchange

(4) Defined as market capitalization divided by annualized quarter results

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 4.2% over the quarter to Ps 18,218 billion as of March 31, 2005 from Ps 17,479 billion as of December 31, 2004, achieving an 18.0% increase over the year from Ps 15,442 billion as of March 31, 2004. The increase in total assets is explained by the loan portfolio growth.

2.1.1 LOAN PORTFOLIO

      Total corporate loans increased 6.2% over the quarter from Ps 5,414 billion to Ps 5,748 billion, which represents an increase of 17.4% compared to Ps 4,895 billions as of March 31, 2004. All types of corporate loans presented positive results.

              LOAN PORTFOLIO                                   AS OF                                   GROWTH
              (Ps millions)                    31-MAR-04     31-DEC-04      31-MAR-05        1Q 05/4Q 04    1Q 05/1Q 04
------------------------------------------     ---------     ----------     ----------       -----------    -----------
CORPORATE
Working capital loans                          4,264,301      4,298,354      4,605,565           7.15%          8.00%
Loans funded by domestic development banks       410,068        770,331        754,871          -2.01%         84.08%
Trade Financing                                  151,378        253,632        293,966          15.90%         94.19%
Overdrafts                                        48,481         67,018         69,267           3.36%         42.87%
Credit Cards                                      20,891         24,621         24,625           0.02%         17.87%
                                               ---------      ---------     ----------          -----         ------
TOTAL CORPORATE                                4,895,119      5,413,956      5,748,294           6.18%         17.43%
                                               ---------      ---------     ----------          -----         ------
RETAIL AND SMEs
Working capital loans                            951,858      1,295,643      1,353,731           4.48%         42.22%
Personal loans                                   846,659      1,111,250      1,118,309           0.64%         32.08%
Loans funded by domestic development banks       340,278        359,494        360,343           0.24%          5.90%
Credit Cards                                     323,239        392,900        376,067          -4.28%         16.34%
Overdrafts                                       110,288         89,867        130,062          44.73%         17.93%
Automobile loans                                 255,289        381,723        421,232          10.35%         65.00%
Trade Financing                                   17,976         54,189         60,668          11.96%        237.49%
                                               ---------      ---------     ----------          -----         ------
TOTAL RETAIL AND SMEs                          2,845,587      3,685,066      3,820,412           3.67%         34.26%
MORTGAGE                                          49,740         56,107         83,989          49.69%         68.86%
FINANCIAL LEASES                                 582,780        880,110        949,275           7.86%         62.89%
                                               ---------      ---------     ----------          -----         ------
TOTAL LOANS AND FINANCIAL LEASES               8,373,226     10,035,239     10,601,970           5.65%         26.62%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
LEASES                                          (423,974)      (434,378)      (442,831)          1.95%          4.45%
                                               ---------      ---------     ----------          -----         ------
TOTAL LOANS AND FINANCIAL LEASES, NET          7,949,252      9,600,861     10,159,139           5.81%         27.80%
                                               ---------      ---------     ----------          -----         ------

The retail and small and medium-sized enterprise ("SME") loan portfolio maintained robust growth rates. It totaled Ps 3,820 billion at March 31, 2005, increasing 3.7% over the quarter and 34.3% over the year. Even though all types of retail and SME loans showed positive trends, the most significant changes during the year were seen in working capital loans, which primarily benefit SME, and in personal loans.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

      Financial leases for both corporate and SME clients increased 7.9% over the quarter and 62.9% over the year. These positive figures are explained by the recovery of corporate investment budgets and more beneficial tax legislation.

2.1.2 INVESTMENT PORTFOLIO

      BANCOLOMBIA's investments in debt securities amounted to Ps 5,024 billion, increasing 2.1% over the quarter and 2.3% over the year. The composition of the investment portfolio in terms of the classification of bonds was very stable compared to the previous quarter.

2.1.3 ASSET QUALITY

      As of March 31, 2005, the Bank's past due loans accounted for 1.66% of total loans. Charged-off loans for the quarter amounted to Ps 19.4 billion. Loans classified as C, D and E accounted for 3.7% of total loans, continuing their decline in proportion to total loans and demonstrating the improved asset quality of the Bank's loan portfolio. Furthermore, the ratio of allowances for past due loans at the end of the quarter was 255%.

LOANS AND FINANCIAL LEASES CLASSIFICATION
              (Ps millions)                    AS OF 31-MAR-04     AS OF 31-DEC-04     AS OF 31-MAR-05
-----------------------------------------      ----------------   -----------------   -----------------
"A" Normal                                     7,547,168  90.1%    9,327,398  93.0%    9,877,011  93.2%
"B" Subnormal                                    404,427   4.8%      320,959   3.2%      334,330   3.2%
"C" Deficient                                    118,601   1.4%       93,175   0.9%       97,658   0.9%
"D" Doubtful recovery                            199,400   2.4%      204,344   2.0%      205,593   1.9%
"E" Unrecoverable                                103,630   1.3%       89,363   0.9%       87,378   0.8%

TOTAL                                          8,373,226   100%   10,035,239   100%   10,601,970   100%
                                               ---------          ----------          ----------
LOANS AND FINANCIAL LEASES CLASSIFIED
  AS C, D AND E AS A PERCENTAGE OF TOTAL
  LOANS AND FINANCIAL LEASES                         5.0%                3.9%                3.7%
                                               ---------          ----------          ----------

                 ASSET QUALITY                                  AS OF                          GROWTH
                 (Ps millions)                    31-MAR-04   31-DEC-04   31-MAR-05   1Q 05/4Q 04  1Q 05/1Q 04
-----------------------------------------------   ---------   ---------   ---------   -----------  -----------
Total performing past due loans                     52,484      56,822      78,651      38.42%       49.86%
Total non-performing past due loans (1)             95,066      88,452      96,987       9.65%        2.02%
Total past due loans                               147,550     145,274     175,638      20.90%       19.04%
Allowance for loans and accrued interest losses    430,048     438,981     447,400       1.92%        4.03%
Past due loans to total loans                         1.76%       1.45%       1.66%
Non-performing loans to total loans                   1.14%       0.88%       0.91%
C, D, and E loans to total loans                      5.04%       3.86%       3.68%
Allowances to past due loans (2)                    291.46%     302.17%     254.73%
Allowances to C, D, and E loans (2)                 102.00%     113.47%     114.53%
Allowances to non-performing loans (2)              452.37%     496.29%     461.30%
Allowances to total loans                             5.14%       4.37%       4.22%
Performing loans to total loans                      98.86%      99.12%      99.09%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2) Allowance means allowance for loan and accrued interest losses.

2.2   LIABILITIES

      Total deposits were up 2.1% over the quarter and 17.5% over the year to Ps 12,112 billion as of March 31, 2005. On a year over year basis, interest-bearing deposits increased 18.4%, while non-interest bearing deposits increased 14.0%.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,983 billion at the end of the first quarter of 2005. It decreased 5.2% compared to the previous quarter, due to the distribution of profits. Nevertheless, this represents an increase of 17.2%, compared to the first quarter of 2004. Unrealized gains on available for sale investments totaled Ps 90 billion as of Mach 31, 2005, which represents a decrease of 13.2% compared to the previous quarter, due to the reasons set forth in section 3.1 "Net Interest Income".

      At the end of the first quarter, the Bank's consolidated ratio of technical capital to risk weighted assets was 13.1%.

 TECHNICAL CAPITAL / RISK WEIGHTED ASSETS                               AS OF
        Consolidated (Ps millions)                   31-MAR-04        31-DEC-04        31-MAR-05
-------------------------------------------          ----------       ----------       ----------
Basic capital (Tier I)                                1,179,601        1,499,474        1,531,183
Additional capital (Tier II)                            282,589          279,548          274,906
Technical capital (1)                                 1,462,190        1,779,022        1,806,089
Risk weighted assets including market risk           11,553,069       13,240,657       13,799,147
                                                     ----------       ----------       ----------
CAPITAL ADEQUACY (2)                                      12.66%           13.44%           13.09%
                                                     ----------       ----------       ----------

(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 127.7 billion during the quarter ended March 31, 2005, as compared to net income of Ps 150.8 billion for the previous quarter and Ps 124.0 billion for the first quarter last year.

3.1   NET INTEREST INCOME

      Net interest income decreased to Ps 294.6 billion for the quarter ended March 31, 2005, as compared to Ps 313.4 billion for the previous quarter and Ps 318.5 billion for the first quarter of 2004. Even though interest on loans increased to Ps 315.6 billion, interest on investment securities only reached Ps 111.3 billion due to the mark to market impact on Colombian bond price declined at the end of the first quarter when domestic rates incorporated the expectations of accelerated rate increases by the U.S. Federal Reserve.

                                  [LINE GRAPH]


                               TES April 26/2012

                               DATE                 TES-10 Anos
                               Jan 2004             14,00%
                               Jan 2004             13,96%
                               Jan 2004             13,80%
                               Jan 2004             13,86%
                               Jan 2004             13,70%
                               Jan 2004             13,79%
                               Jan 2004             13,75%
                               Jan 2004             13,65%
                               Jan 2004             13,61%
                               Jan 2004             13,77%
                               Jan 2004             13,99%
                               Jan 2004             13,80%
                               Jan 2004             13,84%
                               Jan 2004             13,89%
                               Jan 2004             13,96%
                               Jan 2004             14,05%
                               Jan 2004             13,83%
                               Jan 2004             13,77%
                               Jan 2004             13,92%
                               Jan 2004             13,91%
                               Feb 2004             13,92%
                               Feb 2004             13,90%
                               Feb 2004             13,83%
                               Feb 2004             13,79%
                               Feb 2004             13,84%
                               Feb 2004             13,76%
                               Feb 2004             13,78%
                               Feb 2004             13,80%
                               Feb 2004             13,70%
                               Feb 2004             13,68%
                               Feb 2004             13,69%
                               Feb 2004             13,67%
                               Feb 2004             13,60%
                               Feb 2004             13,50%
                               Feb 2004             13,48%
                               Feb 2004             13,28%
                               Feb 2004             13,17%
                               Feb 2004             13,24%
                               Feb 2004             13,13%
                               Feb 2004             13,01%
                               Mar 2004             13,09%
                               Mar 2004             13,07%
                               Mar 2004             12,94%
                               Mar 2004             12,91%
                               Mar 2004             12,74%
                               Mar 2004             12,65%
                               Mar 2004             12,62%
                               Mar 2004             12,85%
                               Mar 2004             12,71%
                               Mar 2004             12,72%
                               Mar 2004             12,63%
                               Mar 2004             12,56%
                               Mar 2004             12,41%
                               Mar 2004             12,42%
                               Mar 2004             12,40%
                               Mar 2004             12,56%
                               Mar 2004             12,30%
                               Mar 2004             12,29%
                               Mar 2004             12,19%
                               Mar 2004             12,25%
                               Mar 2004             12,24%
                               Mar 2004             12,21%
                               Apr 2004             12,07%
                               Apr 2004             12,06%
                               Apr 2004             12,11%
                               Apr 2004             12,10%
                               Apr 2004             12,03%
                               Apr 2004             11,98%
                               Apr 2004             11,98%
                               Apr 2004             11,48%
                               Apr 2004             12,17%
                               Apr 2004             12,54%
                               Apr 2004             12,45%
                               Apr 2004             12,89%
                               Apr 2004             12,92%
                               Apr 2004             12,66%
                               Apr 2004             12,66%
                               Apr 2004             12,49%
                               Apr 2004             12,53%
                               Apr 2004             12,79%
                               Apr 2004             13,06%
                               Apr 2004             13,24%
                               May 2004             13,47%
                               May 2004             13,54%
                               May 2004             13,41%
                               May 2004             14,32%
                               May 2004             14,40%
                               May 2004             14,64%
                               May 2004             14,36%
                               May 2004             14,27%
                               May 2004             14,46%
                               May 2004             14,12%
                               May 2004             13,88%
                               May 2004             13,93%
                               May 2004             14,19%
                               May 2004             14,31%
                               May 2004             14,39%
                               May 2004             14,31%
                               May 2004             14,20%
                               May 2004             14,04%
                               May 2004             13,91%
                               May 2004             13,95%
                               Jun 2004             14,08%
                               Jun 2004             14,02%
                               Jun 2004             13,87%
                               Jun 2004             13,75%
                               Jun 2004             13,61%
                               Jun 2004             13,57%
                               Jun 2004             14,03%
                               Jun 2004             14,30%
                               Jun 2004             14,35%
                               Jun 2004             14,29%
                               Jun 2004             14,12%
                               Jun 2004             14,05%
                               Jun 2004             14,06%
                               Jun 2004             14,16%
                               Jun 2004             14,20%
                               Jun 2004             14,12%
                               Jun 2004             14,12%
                               Jun 2004             14,16%
                               Jun 2004             14,20%
                               Jun 2004             14,09%
                               Jul 2004             13,91%
                               Jul 2004             13,84%
                               Jul 2004             14,06%
                               Jul 2004             14,18%
                               Jul 2004             14,17%
                               Jul 2004             14,16%
                               Jul 2004             14,17%
                               Jul 2004             14,19%
                               Jul 2004             14,13%
                               Jul 2004             14,05%
                               Jul 2004             13,96%
                               Jul 2004             14,01%
                               Jul 2004             14,13%
                               Jul 2004             14,10%
                               Jul 2004             14,22%
                               Jul 2004             14,29%
                               Jul 2004             14,36%
                               Jul 2004             14,35%
                               Jul 2004             14,30%
                               Jul 2004             14,31%
                               Aug 2004             14,35%
                               Aug 2004             14,33%
                               Aug 2004             14,32%
                               Aug 2004             14,28%
                               Aug 2004             14,20%
                               Aug 2004             14,15%
                               Aug 2004             14,10%
                               Aug 2004             14,13%
                               Aug 2004             14,25%
                               Aug 2004             14,18%
                               Aug 2004             14,11%
                               Aug 2004             14,11%
                               Aug 2004             14,13%
                               Aug 2004             14,06%
                               Aug 2004             13,90%
                               Aug 2004             13,50%
                               Aug 2004             13,67%
                               Aug 2004             13,76%
                               Aug 2004             13,88%
                               Aug 2004             13,66%
                               Aug 2004             13,61%
                               Sep 2004             13,61%
                               Sep 2004             13,77%
                               Sep 2004             13,84%
                               Sep 2004             13,80%
                               Sep 2004             13,73%
                               Sep 2004             13,63%
                               Sep 2004             13,38%
                               Sep 2004             13,42%
                               Sep 2004             13,20%
                               Sep 2004             13,13%
                               Sep 2004             13,28%
                               Sep 2004             13,21%
                               Sep 2004             13,08%
                               Sep 2004             13,25%
                               Sep 2004             13,36%
                               Sep 2004             13,34%
                               Sep 2004             13,34%
                               Sep 2004             13,59%
                               Sep 2004             13,54%
                               Sep 2004             13,50%
                               Sep 2004             13,45%
                               Sep 2004             13,50%
                               Oct 2004             13,57%
                               Oct 2004             13,53%
                               Oct 2004             13,43%
                               Oct 2004             13,29%
                               Oct 2004             13,27%
                               Oct 2004             13,19%
                               Oct 2004             13,21%
                               Oct 2004             13,23%
                               Oct 2004             13,19%
                               Oct 2004             13,14%
                               Oct 2004             13,20%
                               Oct 2004             13,19%
                               Oct 2004             13,21%
                               Oct 2004             13,16%
                               Oct 2004             13,13%
                               Oct 2004             13,12%
                               Oct 2004             13,18%
                               Oct 2004             13,14%
                               Oct 2004             13,25%
                               Oct 2004             13,25%
                               Nov 2004             13,15%
                               Nov 2004             13,12%
                               Nov 2004             13,06%
                               Nov 2004             13,05%
                               Nov 2004             13,05%
                               Nov 2004             13,02%
                               Nov 2004             12,98%
                               Nov 2004             12,96%
                               Nov 2004             12,84%
                               Nov 2004             12,86%
                               Nov 2004             12,78%
                               Nov 2004             12,71%
                               Nov 2004             12,75%
                               Nov 2004             12,85%
                               Nov 2004             12,71%
                               Nov 2004             12,63%
                               Nov 2004             12,62%
                               Nov 2004             12,51%
                               Nov 2004             12,66%
                               Nov 2004             12,76%
                               Dec 2004             12,77%
                               Dec 2004             13,00%
                               Dec 2004             12,90%
                               Dec 2004             12,98%
                               Dec 2004             13,11%
                               Dec 2004             13,17%
                               Dec 2004             12,99%
                               Dec 2004             12,89%
                               Dec 2004             12,88%
                               Dec 2004             12,91%
                               Dec 2004             12,80%
                               Dec 2004             12,75%
                               Dec 2004             12,56%
                               Dec 2004             12,53%
                               Dec 2004             12,45%
                               Dec 2004             12,74%
                               Dec 2004             12,39%
                               Dec 2004             12,33%
                               Dec 2004             12,28%
                               Jan 2005             12,01%
                               Jan 2005             11,90%
                               Jan 2005             12,00%
                               Jan 2005             12,23%
                               Jan 2005             12,21%
                               Jan 2005             12,29%
                               Jan 2005             11,99%
                               Jan 2005             11,97%
                               Jan 2005             12,15%
                               Jan 2005             12,46%
                               Jan 2005             12,19%
                               Jan 2005             12,22%
                               Jan 2005             12,27%
                               Jan 2005             12,25%
                               Jan 2005             12,24%
                               Jan 2005             12,15%
                               Jan 2005             12,12%
                               Jan 2005             12,14%
                               Jan 2005             12,12%
                               Jan 2005             12,07%
                               Feb 2005             12,08%
                               Feb 2005             12,00%
                               Feb 2005             12,09%
                               Feb 2005             12,01%
                               Feb 2005             12,05%
                               Feb 2005             12,00%
                               Feb 2005             11,95%
                               Feb 2005             11,86%
                               Feb 2005             11,89%
                               Feb 2005             11,82%
                               Feb 2005             11,84%
                               Feb 2005             11,83%
                               Feb 2005             11,71%
                               Feb 2005             11,75%
                               Feb 2005             11,77%
                               Feb 2005             11,73%
                               Feb 2005             11,81%
                               Feb 2005             11,84%
                               Feb 2005             11,87%
                               Feb 2005             11,83%
                               Mar 2005             11,85%
                               Mar 2005             11,90%
                               Mar 2005             11,92%
                               Mar 2005             11,83%
                               Mar 2005             11,78%
                               Mar 2005             11,85%
                               Mar 2005             11,81%
                               Mar 2005             11,95%
                               Mar 2005             11,96%
                               Mar 2005             12,14%
                               Mar 2005             12,28%
                               Mar 2005             12,32%
                               Mar 2005             12,31%
                               Mar 2005             12,29%
                               Mar 2005             12,19%
                               Mar 2005             12,51%
                               Mar 2005             12,82%
                               Mar 2005             12,64%
                               Mar 2005             12,42%
                               Mar 2005             12,40%
                               Apr 2005             12,33%
                               Apr 2005             12,32%
                               Apr 2005             12,31%
                               Apr 2005             12,24%
                               Apr 2005             12,28%
                               Apr 2005             12,28%
                               Apr 2005             12,26%
                               Apr 2005             12,19%
                               Apr 2005             12,10%
                               Apr 2005             12,15%
                               Apr 2005             12,20%
                               Apr 2005             12,22%
                               Apr 2005             12,15%
                               Apr 2005             12,15%
                               Apr 2005             12,11%
                               Apr 2005             12,07%
                               Apr 2005             12,01%
                               Apr 2005             12,03%
                               Apr 2005             12,03%
                               Apr 2005             12,00%
                               Apr 2005             11,99%
                               May 2005             11,92%

      The most widely used representative bond in the market with maturity in April, 2012 was traded at 12.28% at the end of the fourth quarter 2004. As of March 31, 2005, its market yield was 12.40%. The difference between these two figures helps to explain the negative impact mentioned above. However, as of April 30, 2005, its market yield was 11.99%

3.2   PROVISIONS

      Provisions for loan and interest losses amounted to Ps 32.2 billion, increasing 8.6% as compared to the previous quarter, while total net provisions amounted to Ps 26.1 billion. The quarterly decrease in recoveries is explained mainly by nonrecurring events during the fourth quarter of 2004 that accounted for Ps 25.0 billion.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

3.3   FEES AND INCOME FROM SERVICES

      The different sources of fee generation continued their positive trend. Total net fees and income from services increased to Ps 112.9 billion during the first quarter of 2005. This represents an increase of 5.0% as compared to Ps 107.6 billion for the previous quarter and a 14.3% increase as compared to Ps 98.8 billion for the first quarter of 2004.

  ACUMMULATED CREDIT CARD BILLING                                       %           2005
(Million pesos as of March 31, 2005)         2004         2005        Growth    Market Share
------------------------------------       ---------    ---------     ------    ------------
Bancolombia VISA                             113,493      138,731     22.40%        5.29%
Bancolombia Mastercard                       205,414      222,772      8.45%        7.84%
Bancolombia American Express                  82,611      112,758     36.49%        4.30%
TOTAL BANCOLOMBIA                            401,518      474,262     18.12%       18.09%
                                           ---------    ---------     -----
Colombian credit card market               2,204,160    2,621,675     18.94%
                                           ---------    ---------     -----

      Source: Credibanco, American Express y Red Multicolor

      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 18.1% during the first quarter of 2005, resulting in an 18.1% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 16.3%, resulting in a 13.6% market share. BC American Express credit card showed excellent performance, increasing its billing to Ps 113 billion and the number of outstanding credit cards to almost 90,000 cards, as of March 31, 2005, reaching a market share of 4.3% of total billing and 3.1% of outstanding credit cards.

          CREDIT CARD MARKET SHARE                                         %            2005
Outstanding credit cards as of March 31,2005      2004         2005      Growth     Market Share
--------------------------------------------   ---------    ---------    ------     ------------
Bancolombia VISA                                 110,334      129,301     17.19%        4.46%
Bancolombia Mastercard                           162,089      174,085      7.40%        6.01%
Bancolombia American Express                      65,257       89,218     36.72%        3.08%
TOTAL BANCOLOMBIA                                337,680      392,604     16.27%       13.55%
                                               ---------    ---------     -----
Colombian credit card market                   2,497,370    2,897,413     16.02%
                                               ---------    ---------     -----

      Source: Credibanco, American Express y Red Multicolor.

3.4   OPERATING EXPENSES

      Total operating expenses were stable quarter over quarter amounting to Ps
      244.9 billion, which represents an increase of 10.6% compared to Ps 221.4 billion for the first quarter of 2004. Nevertheless, due to the decrease in net interest income explained in section 3.1, BANCOLOMBIA's operating expenses to net interest income efficiency ratio reached 53.9%, while operating expenses to average total assets dropped to 6.10%.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

                                                              QUARTERS
               PRINCIPAL RATIOS                   1Q 04         4Q 04      1Q 05
----------------------------------------------    -----       --------     -----
PROFITABILITY
Net interest margin (1)                           10.38%         9.02%      8.06%
Return on average total assets (2)                 3.52%         3.78%      3.07%
Return on average shareholders equity (3)         31.88%        33.50%     26.85%

EFFICIENCY
Operating expenses to net operating income (4)    48.37%        54.53%     53.92%
Operating expenses to average total assets (4)     6.49%         6.37%      6.10%

CAPITAL ADEQUACY
Shareholders' equity to total assets              10.96%        11.96%     10.88%
Technical capital to risk weighted assets         12.66%        13.44%     13.09%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2) Net income divided by monthly average total assets.

(3) Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

3.5   OTHER OPERATING INCOME

      Other operating income totaled Ps 62.6 billion during the first quarter of 2005, a 38.2% increase from Ps 45.3 billion during the previous quarter. The increase resulted from higher dividend income, mainly dividend payments from Conavi.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

 BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES                          QUARTER                                 GROWTH
BALANCE SHEET AND INCOME STATEMENT (US $)         1Q 04            4Q 04            1Q 05       1Q 05/4Q 04    1Q 05/1Q 04
------------------------------------------    -------------    -------------    -------------   -----------    -----------
ASSETS
Loans and financial leases, net                 529,520,180      655,467,480      526,841,306      -19.62%         -0.51%
Investment securities, net                      501,426,570      269,610,675      372,797,891       38.27%        -25.65%
Overnight funds sold                            131,350,618      315,135,186      258,850,700      -17.86%         97.07%
Other assets                                     47,695,944       37,135,164       49,768,563       34.02%          4.35%
                                              -------------    -------------    -------------      ------         ------
TOTAL ASSETS                                  1,209,993,312    1,277,348,505    1,208,258,460       -5.41%         -0.14%
                                              -------------    -------------    -------------      ------         ------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                      1,039,175,184    1,091,142,768    1,020,806,955       -6.45%         -1.77%
Other liabilities                                 8,971,956        6,217,713        5,233,240      -15.83%        -41.67%
TOTAL LIABILITIES                             1,048,147,140    1,097,360,481    1,026,040,195       -6.50%         -2.11%
Shareholders' equity                            161,846,172      179,988,024      182,218,265        1.24%         12.59%
                                              -------------    -------------    -------------      ------         ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    1,209,993,312    1,277,348,505    1,208,258,460       -5.41%         -0.14%
                                              -------------    -------------    -------------      ------         ------
Interest income                                  20,834,651       16,967,202       13,362,278      -21.25%        -35.87%
Interest expense                                 (4,409,984)      (5,072,605)      (5,892,404)      16.16%         33.62%
NET INTEREST INCOME                              16,424,667       11,894,597        7,469,874      -37.20%        -54.52%
Net provisions                                   (6,839,658)      (1,757,208)      (1,404,904)     -20.05%        -79.46%
Other operating income                            1,526,947        2,340,533        1,538,268      -34.28%          0.74%
Other operating expense                            (974,209)      (2,080,912)      (1,484,540)     -28.66%         52.38%
                                              -------------    -------------    -------------      ------         ------
NET INCOME                                       10,137,747       10,397,010        6,118,698      -41.15%        -39.64%
                                              -------------    -------------    -------------      ------         ------

      Total assets decreased 5.4% over the first quarter of 2005 to US$1,208 million as of March 31, 2005, as compared to US$1,277 million as of December 31, 2004. Additionally, shareholders' equity increased 1.2% over the quarter from US$180 million as of December 31, 2004 to US$182 million as of March 31, 2005.

      BANCOLOMBIA Panama reported net income of US$6.1 million during the first quarter, decreasing 41.1% as compared to the previous quarter, explained partially by the fact that gains of sales of investments amounted to US$
      6.1 million during the first quarter of 2004 and US$ 2.6 million during the fourth quarter of 2004, while they only totaled US$ 0.5 million during the quarter ended March 31, 2005(2).

-------------
(2) Bancolombia Panama records most of its investments as available for sale. Under this classification, changes in market values are registered in the Shareholders' Equity as unrealized gains or losses. Only when investments are sold will gains or losses be accounted for in the Income Statement.

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

CONSOLIDATED BALANCE SHEET

                                                                   AS OF                               GROWTH
                (Ps millions)                        MAR-04        DEC-04        MAR-05      1Q 05/4Q 04    1Q 05/1Q 04
-----------------------------------------------    ----------    ----------    ----------    -----------    -----------
ASSETS
Cash and due from banks                               716,943       768,514       852,551       10.93%         18.91%
Overnight funds sold                                  379,588       480,846       525,528        9.29%         38.45%
TOTAL CASH AND EQUIVALENTS                          1,096,531     1,249,360     1,378,079       10.30%         25.68%
                                                   ----------    ----------    ----------      ------         ------
DEBT SECURITIES                                     4,912,921     4,922,792     5,023,808        2.05%          2.26%
Trading                                             2,055,356     2,245,756     2,295,496        2.21%         11.68%
Available for Sale                                  2,133,985     1,943,685     2,006,927        3.25%         -5.95%
Held to Maturity                                      723,580       733,351       721,385       -1.63%         -0.30%
EQUITY SECURITIES                                     260,606       393,044       355,450       -9.56%         36.39%
Trading                                                15,255       129,964        83,950      -35.41%        450.31%
Available for Sale                                    245,351       263,080       271,500        3.20%         10.66%
Market value allowance                                (91,883)      (65,625)      (65,486)      -0.21%        -28.73%
NET INVESTMENT SECURITIES                           5,081,644     5,250,211     5,313,772        1.21%          4.57%
                                                   ----------    ----------    ----------      ------         ------
Commercial loans                                    6,344,294     7,353,956     7,812,253        6.23%         23.14%
Consumer loans                                      1,313,595     1,655,066     1,692,363        2.25%         28.83%
Small business loans                                   82,817        90,000        91,321        1.47%         10.27%
Mortgage loans                                         49,740        56,107        56,758        1.16%         14.11%
Finance lease                                         582,780       880,110       949,275        7.86%         62.89%
Allowance for loans and financial leases losses      (423,974)     (434,378)     (442,831)       1.95%          4.45%
NET TOTAL LOANS AND FINANCIAL LEASES                7,949,252     9,600,861    10,159,139        5.81%         27.80%
                                                   ----------    ----------    ----------      ------         ------
Accrued interest receivable on loans                   96,549       125,879       114,720       -8.86%         18.82%
Allowance for accrued interest losses                  (6,074)       (4,603)       (4,569)      -0.74%        -24.78%
NET TOTAL INTEREST ACCRUED                             90,475       121,276       110,151       -9.17%         21.75%
                                                   ----------    ----------    ----------      ------         ------
Customers' acceptances and derivatives                 61,730        43,894        18,020      -58.95%        -70.81%
Net accounts receivable                               143,127       173,875       190,403        9.51%         33.03%
Net premises and equipment                            354,412       346,243       348,801        0.74%         -1.58%
Foreclosed assets                                      24,392        12,206        12,779        4.69%        -47.61%
Prepaid expenses and deferred charges                  26,002        15,950        17,414        9.18%        -33.03%
Good will                                              94,062        73,607        67,945       -7.69%        -27.77%
Operating lease, net                                   10,544         8,311         7,826       -5.84%        -25.78%
Other                                                 250,777       315,394       331,942        5.25%         32.37%
Reappraisal of assets                                 258,590       267,941       261,871       -2.27%          1.27%
                                                   ----------    ----------    ----------      ------         ------
TOTAL ASSETS                                       15,441,538    17,479,129    18,218,142        4.23%         17.98%
                                                   ----------    ----------    ----------      ------         ------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                2,093,667     2,690,679     2,387,663      -11.26%         14.04%
Checking accounts                                   1,823,222     2,523,505     2,232,125      -11.55%         22.43%
Other                                                 270,445       167,174       155,538       -6.96%        -42.49%
                                                   ----------    ----------    ----------      ------         ------
INTEREST BEARING                                    8,210,779     9,171,437     9,724,041        6.03%         18.43%
Checking accounts                                   1,075,653     1,275,618       937,442      -26.51%        -12.85%
Time deposits                                       4,281,006     4,361,206     4,671,305        7.11%          9.12%
Savings deposits                                    2,854,120     3,534,613     4,115,294       16.43%         44.19%
                                                   ----------    ----------    ----------      ------         ------
TOTAL DEPOSITS                                     10,304,446    11,862,116    12,111,704        2.10%         17.54%
Overnight funds                                       714,712       616,494       509,366      -17.38%        -28.73%
Bank acceptances outstanding                           37,139        66,593        49,894      -25.08%         34.34%
Interbank borrowings                                  379,845       246,282       669,331      171.77%         76.21%
Borrowings from domestic development banks            768,977       857,919       848,751       -1.07%         10.37%
Accounts payable                                      567,790       729,448       908,101       24.49%         59.94%
Accrued interest payable                               92,271       109,164       111,027        1.71%         20.33%
Other liabilities                                     170,518       232,932       214,765       -7.80%         25.95%
Bonds                                                 475,520       552,531       569,718        3.11%         19.81%
Accrued expenses                                      198,642        71,649       198,932      177.65%          0.15%
Minority interest in consolidated subsidiaries         39,880        43,278        43,559        0.65%          9.23%
                                                   ----------    ----------    ----------      ------         ------
TOTAL LIABILITIES                                  13,749,740    15,388,406    16,235,148        5.50%         18.08%
                                                   ----------    ----------    ----------      ------         ------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        288,348       288,348       288,348        0.00%          0.00%
Non Voting Preference Shares                           89,218        89,218        89,218        0.00%          0.00%
Common Shares                                         199,130       199,130       199,130        0.00%          0.00%
                                                   ----------    ----------    ----------      ------        ------
RETAINED EARNINGS                                     993,385     1,419,697     1,331,838       -6.19%         34.07%
Appropiated                                           869,337       841,019     1,204,114       43.17%         38.51%
Unappropiated                                         124,048       578,678       127,724      -77.93%          2.96%
                                                   ----------    ----------    ----------      ------         ------
REAPPRAISAL                                           271,393       278,470       272,342       -2.20%          0.35%
GROSS UNREALIZED GAIN OR LOSS ON INVESTMENTS          138,672       104,208        90,466      -13.19%        -34.76%
                                                   ----------    ----------    ----------      ------         ------
TOTAL SHAREHOLDER'S EQUITY                          1,691,798     2,090,723     1,982,994       -5.15%         17.21%
                                                   ----------    ----------    ----------      ------         ------

                                                              [BANCOLOMBIA LOGO]

                                                                            1Q05

CONSOLIDATED INCOME STATEMENT

                                                                   QUARTER                         GROWTH
                  (Ps Millions)                          1Q 04      4Q 04     1Q 05      1Q 05/4Q 04    1Q 05/1Q 04
----------------------------------------------------    -------    -------    -------    -----------    -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                       257,652    303,220    315,622        4.09%         22.50%
Interest on investment securities                       169,865    142,327    111,312      -21.79%        -34.47%
Overnight funds                                           3,832      6,848      5,580      -18.52%         45.62%
Leasing                                                  18,428     25,674     31,860       24.09%         72.89%
TOTAL INTEREST INCOME                                   449,777    478,069    464,374       -2.86%          3.25%
                                                        -------    -------    -------     -------        -------
Interest expense
Checking accounts                                         3,163      4,091      4,614       12.78%         45.87%
Time deposits                                            62,452     75,061     74,675       -0.51%         19.57%
Savings deposits                                         30,063     37,633     42,654       13.34%         41.88%
TOTAL INTEREST ON DEPOSITS                               95,678    116,785    121,943        4.42%         27.45%
                                                        -------    -------    -------     -------        -------
Interbank borrowings                                      1,502      2,514      6,643      164.24%        342.28%
Borrowings from domestic development banks               17,776     19,287     20,490        6.24%         15.27%
Overnight funds                                          10,022     13,895      7,373      -46.94%        -26.43%
Bonds                                                     6,266     12,155     13,359        9.91%        113.20%
TOTAL INTEREST EXPENSE                                  131,244    164,636    169,808        3.14%         29.38%
                                                        -------    -------    -------     -------        -------
NET INTEREST INCOME                                     318,533    313,433    294,566       -6.02%         -7.52%
Provision for loan and accrued interest losses, net     (22,033)   (29,677)   (32,228)       8.60%         46.27%
Recovery of charged-off loans                             6,233     25,421      6,800      -73.25%          9.10%
Provision for foreclosed assets and other assets        (20,048)    (7,728)    (1,890)     -75.54%        -90.57%
Recovery of provisions for foreclosed assets and
other assets                                              1,045     16,185      1,187      -92.67%         13.59%
                                                        -------    -------    -------     -------        -------
TOTAL NET PROVISIONS                                    (34,803)     4,201    (26,131)    -722.02%        -24.92%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                             283,730    317,634    268,435      -15.49%         -5.39%
                                                        -------    -------    -------     -------        -------
Commissions from banking services and other services     14,299     26,620     16,247      -38.97%         13.62%
Electronic services and ATM's fees                       13,807     15,501     17,046        9.97%         23.46%
Branch network services                                   8,689     10,239      9,749       -4.79%         12.20%
Collections and payments fees                             9,372     12,212     12,207       -0.04%         30.25%
Credit card merchant fees                                17,614     20,146     19,599       -2.72%         11.27%
Credit and debit card annual fees                        16,249     16,865     18,867       11.87%         16.11%
Checking fees                                            12,019     12,790     12,370       -3.28%          2.92%
Warehouse services                                       11,313     13,091     14,749       12.67%         30.37%
Fiduciary activities                                     12,754     12,379     13,495        9.02%          5.81%
Check remittance                                          2,833      2,705      2,426      -10.31%        -14.37%
International operations                                  5,170      5,911      5,122      -13.35%         -0.93%
FEES AND OTHER SERVICE INCOME                           124,119    148,459    141,877       -4.43%         14.31%
                                                        -------    -------    -------     -------        -------
Fees and other service expenses                         (25,303)   (40,878)   (28,958)     -29.16%         14.44%
TOTAL FEES AND INCOME FROM SERVICES, NET                 98,816    107,581    112,919        4.96%         14.27%
                                                        -------    -------    -------     -------        -------
OTHER OPERATING INCOME
Net foreign exchange gains                              (58,726)   (25,077)   (17,177)     -31.50%        -70.75%
Forward contracts in foreign currency                    72,443     39,391     28,302      -28.15%        -60.93%
Dividend income                                          14,918        379     30,890     8050.40%        107.07%
Revenues from commercial subsidiaries                    22,081     23,186     14,763      -36.33%        -33.14%
Communications, rent payments and others                  3,794      7,412      5,797      -21.79%         52.79%
TOTAL OTHER OPERATING INCOME                             54,510     45,291     62,575       38.16%         14.80%
                                                        -------    -------    -------     -------        -------
TOTAL INCOME                                            437,056    470,506    443,929       -5.65%          1.57%
OPERATING EXPENSES
Salaries and employee benefits                           86,382     98,587     99,434        0.86%         15.11%
Bonus plan payments                                       9,265     12,900      6,197      -51.96%        -33.11%
Compensation                                              4,865      2,300      2,083       -9.43%        -57.18%
Administrative and other expenses                       101,343    102,690    116,736       13.68%         15.19%
Deposit security, net                                     9,196      7,361      7,667        4.16%        -16.63%
Donation expenses                                            48     10,908         43      -99.61%        -10.42%
Depreciation                                             10,288     13,398     12,738       -4.93%         23.81%
TOTAL OPERATING EXPENSES                                221,387    248,144    244,898       -1.31%         10.62%
                                                        -------    -------    -------     -------        -------
NET OPERATING INCOME                                    215,669    222,362    199,031      -10.49%         -7.71%
Merger expenses                                               -          -      2,905        0.00%          0.00%
Goodwill amortization Banco de Colombia                   5,662      5,662      5,662        0.00%          0.00%
NON-OPERATING INCOME (EXPENSE)

Other income                                             14,636     16,598      7,006      -57.79%        -52.13%
Minority interest                                          (188)       465       (999)    -314.84%        431.38%
Other expense                                           (24,304)   (18,443)    (5,063)     -72.55%        -79.17%
TOTAL NON-OPERATING INCOME                               (9,856)    (1,380)       944     -168.41%       -109.58%
INCOME BEFORE INCOME TAXES                              200,151    215,320    191,408      -11.11%         -4.37%
Income tax expense                                      (76,103)   (64,564)   (63,684)      -1.36%        -16.32%
                                                        -------    -------    -------     -------        -------
NET INCOME                                              124,048    150,756    127,724      -15.28%          2.96%
                                                        -------    -------    -------     -------        -------

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